UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of October, 2010.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V. (Registrant)

Date: October 29, 2010.	By:	/s/ Luis García Limón
		Name:	Luis García Limón
		Title:	Chief Executive Officer

GUADALAJARA, Mexico, Oct. 28 /PRNewswire-FirstCall/ -- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) ("Simec") announced today its results of operations for the nine-month period ended September 30, 2010.

Nine-Month Period Ended September 30, 2010 compared to September-Month Period Ended September 30, 2009

Net Sales

Net sales increased 33% to Ps. 18,942 million in the nine-month period ended September 30, 2010 compared to Ps. 14,277 million in the same period of 2009. Shipments of finished steel products increase 13% to 1 719 thousand tons in the nine-month period ended September 30, 2010 compared to 1,528 thousand tons in the same period of 2009. Total sales outside of Mexico in the nine-month period ended September 30, 2010 increase 75% to Ps. 10,683 million, compared with Ps. 6,108 million in the same period of 2009, while total sales in Mexico increased 1% from Ps. 8,169 million in the nine-month period ended September 30, 2009 to Ps. 8,259 millions in the same period of 2010. The increase in sales is due to an increase shipments during the nine-month period ended September 30, 2010, compared to the same period in 2009 (191 thousand tons increase). The average price of steel products increased 18% in the nine-month period ended September 30, 2010 compared with the same period of 2009.

Direct Cost of Sales

Direct cost of sales increased 40% from Ps. 11,610 million in the nine-month period ended September 30, 2009 to Ps. 16,283 million in the same period of 2010. Direct cost of sales as a percentage of net sales represented 86% in the nine-month period ended September 30, 2010 compared to 81% in the same period of 2009. The average cost of raw materials used to produce steel products increased 25% in the nine-month period ended September 30, 2010 versus the same period of 2009, primarily as a result of increases in the price of scrap and certain other raw materials, and an increase in sales in The United States of America.

Marginal Profit

Marginal profit in the nine-month period ended September 30, 2010 was Ps. 2, 659 million compared to Ps. 2,667 million in the same period of 2009. Marginal profit as a percentage of net sales in the nine-month period ended September 30, 2010 was 14% compared to 19% in the same period of 2009. The decline in marginal profit is due to an increase in scrap and other raw materials during the nine- month period ended September 30, 2010 compared with the same period of 2009.

Operating Expenses

Operating expenses decreased 6% to Ps. 1,559 million in the nine-month period ended September 30, 2010 compared to Ps. 1,665 million in the same period of 2009, and represented 8% of net sales in the nine-month period ended September 30, 2010 and 12% of net sales in the same period of 2009.

Operating Income

Operating income increased 10% to Ps. 1,100 million for the nine-month period ended September 30, 2010 compared to Ps. 1,002 million in the same period of 2009. Operating income as a percentage of net sales was 6% in the nine-month period ended September 30, 2010 compared to 7% in the same period of 2009. The increase in operating income is due to an increase in shipments of 13% during the nine-month period ended September 30, 2010 compared with the same period of 2009.

EBITDA

The EBITDA in the nine month period ended September 30, 2010, increased 4% from Ps.1,814 million in 2009, to Ps 1,880 million in 2010. This is due to an increase in shipments of steel products during 2010.

Comprehensive Financial Cost

Comprehensive financial cost in the nine-month period ended September 30 2010 represented an expense of Ps. 88 million compared with an expense of Ps. 49 million in the same period of 2009. Net interest expenses were Ps. 2 million in the nine-month period ended September 30, 2010 compared with a net interest expenses of Ps. 24 million in the same period of 2009. At the same time, we registered an exchange loss of Ps. 86 million in the nine-month period ended September 30, 2010 compared with an exchange loss of Ps. 25 million in the same period of 2009, reflecting a 4% increase in the value of the peso versus the dollar in the nine-month period ended September 30, 2010.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 42 million in the nine-month period ended September 30, 2010 compared to other income net of Ps. 7 million in the same period of 2009.

Income Taxes

Income Taxes recorded a provision of Ps. 45 million in the nine-month period ended September 30, 2010 (including the income of deferred income tax of Ps. 19 million) compared to Ps. 168 million in the same period of 2009 (including the provision of Ps. 15 million of deferred income taxes).

Net Income

As a result of the foregoing, net income decreased by 9% to Ps. 1,069 million in the nine-month period ended September 30, 2010 from Ps. 1,169 million in the same period of 2009.

Liquidity and Capital Resources

As of September 30, 2010, Simec's total consolidated debt consisted of U.S. $ 302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on September 30, 2010 was U.S. $438,819). As of December 31, 2009, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (" MTN's") due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

Comparative third quarter 2010 vs second quarter 2010

Net Sales

Net sales decreased 3% from Ps. 6,367 million in the second quarter of 2010 to Ps. 6,182 million for the third quarter of 2010. Sales in tons are similar in both quarters, finished steel in third quarter was 556 thousand tons compared with 558 thousand tons in the second quarter of 2010. The total sales outside of Mexico for the third quarter of 2010 decreased 5% to Ps. 3,553 million compared with Ps. 3,749 million in the second quarter of 2010. Total sales in Mexico are similar to 2,629 million in the third quarter of 2010 compared Ps. 2,618 million in the second quarter of 2010. Prices of finished products sold in the third quarter of 2010 decreased approximately 3% compared to the second quarter of 2010.

Direct Cost of Sales

Direct cost of sales was Ps. 5,503 million in the second quarter of 2010 to Ps. 5,511 million for the third quarter of 2010. With respect to sales, in the third quarter of 2010, the direct cost of sales represents 89% compared to 86% for the second quarter of 2010. The average cost of raw materials used to produce steel products increased 1% in the third quarter of 2010 versus the second quarter of 2010, primarily as a result of increases in the price of scrap and certain other raw materials and increase in sales in the United States of America.

Marginal Profit

Marginal profit for the third quarter of 2010 decreased 22% to Ps. 671 million compared to Ps. 864 million in the second quarter of 2010. The marginal profit as a percentage of net sales for the third quarter of 2010 was 11% compared with 14% for the second quarter of 2010. The decline in marginal profit is due to the increase in the cost of raw materials used to produce steel products in the third quarter of 2010 versus the second quarter of 2010.

Operating Expenses

Operating expenses increased 11% to Ps. 551 million in the third quarter of 2010 compared to Ps. 496 million for the second quarter of 2010. Operating expenses as a percentage of net sales represented 9% during the third quarter of 2010 and 8% during the second quarter of 2010.

Operating Income

Operating income decreased 67% from an operating income of Ps. 368 million in the second quarter of 2010 to Ps. 120 million of operating income for the third quarter of 2010. The operating income as a percentage of net sales in the third quarter of 2010 was 2% compared to 6% in the second quarter of 2010. The decrease in operating income is due to the increase in the cost of raw materials used to produce steel products in the third quarter of 2010 versus the second quarter of 2010 and more sales in the United States of America.

EBITDA

The EBITDA in the third quarter of 2010 decreased 39% from Ps. 629 million in the second quarter of 2010 to Ps. 381 million in the third quarter of 2010. The decrease in the EBITDA is due to the above explanation.

Comprehensive Financial Income (Cost)

Comprehensive financial for the third quarter for 2010 was an expense of Ps. 50 million compared with an expense of Ps. 14 million for the second quarter of 2010 net interest expense in the third quarter was of Ps 5 million, while in the second quarter the interest was zero. At the same time we registered an exchange loss of Ps. 45 million in the third quarter of 2010 compared with an exchange loss of Ps. 14 million in the second quarter of 2010.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 6 million in the third quarter of 2010 compared to other net expenses of Ps. 46 million for the second quarter of 2010.

Income Taxes

Income Taxes for the third quarter of 2010 was an expense of Ps. 58 million ( including an expense tax deferred for Ps. 27 million) compared to Ps. 34 million of income for the second quarter of 2010, (including an income tax deferred income of Ps. 44 million).

Net Income

As a result of the foregoing, net income was Ps. 106 million in the third quarter of 2010 compared to Ps. 393 million of net income in the second quarter of 2010.

Comparative third quarter 2010 vs third quarter 2009

Net Sales

Net sales increased 23% from Ps. 5,035 million for the third quarter of 2009 to Ps. 6,182 million for the third quarter of 2010. Sales in tons of finished steel in the third quarter of 2010 were 556 thousand tons versus to 551 thousand tons in the third quarter of 2009. The total sales outside of Mexico for the third quarter of 2010 increased 51% to Ps. 3,553 million compared with Ps. 2,348 million for the third quarter of 2009. Total sales in Mexico were Ps. 2,629 million in the third quarter of 2010 to Ps. 2,687 million in the third quarter of 2009. Prices of finished products sold in the third quarter of 2010 increased approximately 22% compared to the third quarter of 2009.

Direct Cost of Sales

Direct cost of sales increased 30% from Ps. 4,243 million in the third quarter of 2009 to Ps. 5,511 million for the third quarter of 2010. With respect to sales, in the third quarter of 2010, the direct cost of sales represents 89% compared to 84% for the third quarter of 2009. The average cost of raw materials used to produce steel products increased 29% in the third quarter of 2010 versus the third quarter of 2009, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the third quarter of 2010 decreased 15% to Ps. 671 million compared to Ps. 792 million in the third quarter of 2009. The marginal profit as a percentage of net sales for the third quarter of 2010 was 11% compared with 16% for the third quarter of 2009. The decline in marginal profit is due to increase of scrap and raw materials.

Operating Expenses

Operating expenses increased 3% to Ps. 551 million in the third quarter of 2010 compared to Ps. 537 million for the third quarter of 2009. Operating expenses as a percentage of net sales represented 9% during the third quarter of 2010 and 11% during the third quarter of 2009.

Operating Income

Operating income decreased 53% from an operating income of Ps. 255 million in the third quarter of 2009 to Ps. 120 million in the third quarter of 2010. The operating income as a percentage of net sales in the third quarter of 2010 was 2% compared to 5% in the third quarter of 2009. The decrease in operating income is due to increases in scrap and other raw materials price.

EBITDA

The EBITDA from the third quarter of 2010 decreased 27% from Ps 522 million in the third quarter of 2009 to Ps 381 million in the third quarter of 2010.

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the third quarter of 2010 was an expense of Ps. 50 million compared with an income of Ps 11 million in the third quarter of 2009. Net interest expense was Ps. 5 million in the third quarter of 2010 compared with Ps. 13 million of net interest expense in the third quarter of 2009. At the same time we registered an exchange loss of Ps. 45 million in the third quarter of 2010 compared with an exchange gain of Ps. 24 million in the third quarter of 2009.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 6 million in the third quarter of 2010 compared with other income net of Ps. 7 million for the third quarter of 2009.

Income Taxes

Income Taxes for the third quarter of 2010 was an expense of Ps. 58 million ( including a provision of deferred income tax of Ps 27 million), compared to Ps. 7 million of income for the third quarter of 2009, (including a provision of deferred income tax of Ps. 15 million).

Net Income

As a result of the foregoing, net income was Ps. 106 million in the third quarter of 2010 compared to Ps. 348 million of net income in the third quarter of 2009.

Millions of pesos	Nine months ended September 30, 2010	Nine months ended September 30, 2009	2010 vs. 2009
Sales	18,942	14,277	33%
Cost of Sales	16,283	11,610	40%
Marginal Profit	2,659	2,667	0%
Operating Expenses	1,559	1,665	(6%)
Operating Income	1,100	1,002	10%
EBITDA	1,880	1,814	4%
Net Profit	925	793	17%
Sales outside Mexico	10,683	6,108	75%
Sales in Mexico	8,259	8,169	1%
Total sales (tons)	1,719	1,528	13%

				3Q'10 vs	3Q'10 vs
(Millions of pesos)	3Q '10	2Q '10	3Q '09	2Q'10	3Q'09
Sales	6,182	6,367	5,035	(3%)	23%
Cost of Sales	5,511	5,503	4,243	0%	30%
Marginal Profit	671	864	792	(22%)	(15%)
Operating Expenses	551	496	537	11%	3%
Operating Income	120	368	255	(67%)	(53%)
EBITDA	381	629	522	(39%)	(27%)
Net Profit	6	342	267	(98%)	(98%)
Sales outside Mexico	3,553	3,749	2,348	(5%)	51%
Sales in Mexico	2,629	2,618	2,687	0%	(2%)
Total sales (tons)	556	558	551	0%	1%

	Thousands of tons nine months ended September	Million of pesos nine months ended September	Average price per ton nine months ended September	Thousands of tons nine months ended September	Million of pesos nine months ended September	Average price per ton nine months ended September
Product	30, 2010	30, 2010	30, 2010	30,2009	30, 2009	30, 2009
SBQ	926	12,006	12,965	739	8,003	10,829
Light
Structural	793	6,936	8,747	789	6,274	7,952
Total	1,719	18,942	11,019	1,528	14,277	9,344

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010

GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2010 AND 2009
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	27,250,075	100	30,629,914	100

s02	CURRENT ASSETS	13,430,476	49	13,425,170	44
s03	CASH AND SHORT-TERM INVESTMENTS	3,284,504	12	1,709,796	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,242,164	12	2,523,430	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	677,003	2	584,230	2
s06	INVENTORIES	6,065,299	22	8,371,833	27
s07	OTHER CURRENT ASSETS	161,506	1	235,881	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATEDSUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,478,933	35	9,931,055	32
s13	LAND AND BUILDINGS	3,813,986	14	3,732,480	12
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	12,990,604	48	12,824,310	42
s15	OTHER EQUIPMENT	235,095	1	231,272	1
s16	ACCUMULATED DEPRECIATION	8,004,153	29	7,378,129	24
s17	CONSTRUCTION IN PROGRESS	443,401	2	521,122	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,199,169	15	7,151,466	23
s19	OTHER ASSETS	141,497	1	122,223	0

s20	TOTAL LIABILITIES	6,393,228	100	8,465,596	100

s21	CURRENT LIABILITIES	3,599,500	56	4,165,860	49
s22	SUPPLIERS	2,037,271	32	2,020,071	24
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,775	0	4,078	0
s103	OTHER LOANS WITH COST	616,609	10	0	0
s25	TAXES PAYABLE	256,646	4	230,728	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	685,199	11	1,910,983	23
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,793,728	44	4,299,736	51

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	20,856,847	100	22,164,318	100

s34	MINORITY INTEREST	1,997,897	10	2,740,298	12
s35	MAJORITY INTEREST	18,858,950	90	19,424,020	88
s36	CONTRIBUTED CAPITAL	8,350,900	40	8,350,900	38
S79	CAPITAL STOCK	4,142,696	20	4,142,696	19
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	20	4,208,204	19
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	10,508,050	50	11,073,120	50
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,144,448	49	10,677,190	48
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	363,602	2	395,930	2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	3,284,504	100	1,709,796	100
s46	CASH	3,104,469	95	1,546,154	90
s47	SHORT-TERM INVESTMENTS	180,035	5	163,642	10

s07	OTHER CURRENT ASSETS	161,506	100	235,881	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	161,506	100	235,881	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,199,169	100	7,151,466	100
s48	DEFERRED EXPENSES	2,390,437	57	2,950,654	41
s49	GOODWILL	1,798,293	43	4,166,160	58
s51	OTHER	10,439	0	34,652	0

s19	OTHER ASSETS	141,497	100	122,223	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	141,497	100	122,223	100

s21	CURRENT LIABILITIES	3,599,500	100	4,165,860	100
s52	FOREIGN CURRENCY LIABILITIES	2,579,156	72	1,991,288	48
s53	MEXICAN PESOS LIABILITIES	1,020,344	28	2,174,572	52

s26	OTHER CURRENT LIABILITIES WITHOUT COST	685,199	100	1,910,983	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	144,486	21	262,228	14
s89	INTEREST LIABILITIES	5,486	1	12,357	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	535,227	78	1,636,398	86

s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,793,728	100	4,299,736	100
s66	DEFERRED TAXES	2,707,133	97	4,218,856	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	34,023	1	32,138	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	52,572	2	48,742	1

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,144,448	100	10,677,190	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	8,875,093	87	9,307,346	87
s45	NET INCOME FOR THE YEAR	1,068,743	11	1,169,232	11

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	363,602	100	395,930	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	464,743	128	584,734	148
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(101,141)	(28)	(188,804)	(48)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A. DE C.V.
BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	9,830,976	9,259,310
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	54	60
S75	EMPLOYERS (*)	1,449	1,638
S76	WORKERS (*)	3,112	2,767
S77	COMMON SHARES (*)	497,709,214	497,709,214
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	616,609	645,704

(*)	THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30 OF 2010 AND 2009
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	18,941,567	100	14,277,276	100
r02	COST OF SALES	16,283,223	86	11,609,911	81
r03	GROSS PROFIT	2,658,344	14	2,667,365	19
r04	OPERATING EXPENSES	1,558,910	8	1,665,339	12
r05	OPERATING INCOME	1,099,434	6	1,002,026	7
r08	OTHER INCOME AND (EXPENSE), NET	(41,898)	0	7,799	0
r06	COMPREHENSIVE FINANCING RESULT	(88,152)	0	(49,184)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	969,384	5	960,641	7
r10	INCOME TAXES	44,636	0	168,062	1
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	924,748	5	792,579	6
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	924,748	5	792,579	6
r19	NET INCOME OF MINORITY INTEREST	(143,995)	0	(376,653)	(3)
r20	NET INCOME OF MAJORITY INTEREST	1,068,743	6	1,169,232	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	18,941,567	100	14,277,276	100
r21	DOMESTIC	8,258,978	44	8,168,694	57
r22	FOREIGN	10,682,589	56	6,108,582	43
r23	TRANSLATED INTO DOLLARS (***)	837,029	4	447,238	3

r08	OTHER INCOME AND (EXPENSE), NET	(41,898)	100	7,799	100
r49	OTHER INCOME AND (EXPENSE), NET	(41,898)	100	7,799	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	(88,152)	100	(49,184)	100
r24	INTEREST EXPENSE	10,405	(12)	45,496	(93)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	8,159	(9)	20,955	(43)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(85,906)	97	(24,643)	50
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	44,636	100	168,062	100
r32	INCOME TAX	63,459	142	152,674	91
r33	DEFERRED INCOME TAX	(18,823)	(42)	15,388	9

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	19,652,913	14,674,857
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	23,895,820	21,895,164
r39	OPERATION INCOME (**)	(668,799)	376,924
r40	NET INCOME OF MAJORITY INTEREST (**)	(1,042,943)	1,224,634
r41	NET CONSOLIDATED INCOME (**)	(423,427)	341,775
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	780,238	811,806

(**)	RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30 OF 2010 AND 2009
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,181,671	100	5,035,211	100
r02	COST OF SALES	5,511,059	89	4,242,839	84
r03	GROSS PROFIT	670,612	11	792,372	16
r04	OPERATING EXPENSES	551,030	9	536,909	11
r05	OPERATING INCOME	119,582	2	255,463	5
r08	OTHER INCOME AND (EXPENSE), NET	(5,987)	0	7,330	0
r06	COMPREHENSIVE FINANCING RESULT	(49,841)	0	11,461	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	63,754	1	274,254	5
r10	INCOME TAXES	58,192	1	7,287	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	5,562	0	266,967	5
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	5,562	0	266,967	5
r19	NET INCOME OF MINORITY INTEREST	(100,599)	(2)	(80,758)	(2)
r20	NET INCOME OF MAJORITY INTEREST	106,161	2	347,725	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	6,181,671	100	5,035,211	100
rt21	DOMESTIC	2,628,470	43	2,686,776	53
rt22	FOREIGN	3,553,201	57	2,348,435	47
rt23	TRANSLATED INTO DOLLARS (***)	271,174	4	177,944	4

rt08	OTHER INCOME AND (EXPENSE), NET	(5,987)	100	7,330	100
rt49	OTHER INCOME AND (EXPENSE), NET	(5,987)	100	7,330	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	(49,841)	100	11,461	100
rt24	INTEREST EXPENSE	4,309	(9)	15,874	139
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	(372)	1	2,873	25
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(45,160)	91	24,462	213
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	(58,192)	100	7,287	100
rt32	INCOME TAX	31,068	53	96,684	1327
rt33	DEFERRED INCOME TAX	27,124	47	(89,397)	(1227)

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	260,612	267,057

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2010
GRUPO SIMEC, S.A.B. DE C.V.
STATE OF CASH FLOW DIRECT METHOD)
FROM APRIL 1 TO SEPTEMBER 30 OF 2010 AND 2009
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	969,384	960,641
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	772,962	788,894
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	10,405	45,496
e05	CASH FLOW BEFORE INCOME TAX	1,752,751	1,795,031
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(97,041)	(474,173)
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	1,655,710	1,320,858
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(191,117)	(144,649)
e09	CASH FLOW AFTER INVESTING ACTIVITIES FINANCING ACTIVITIES	1,464,593	1,176,209
e10	NET CASH FROM FINANCING ACTIVITIES	(128,567)	(43,154)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,336,026	1,133,055
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(422)	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	1,948,900	576,741
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	3,284,504	1,709,796

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
STATE OF CASH FLOW (INDIRECT METHOD)
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	0	0

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	772,962	788,894
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	780,238	811,806
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(8,159)	.(20,955)
e24	(-) + OTHER ITEMS	883	(1,957)

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	10,405	45,496
e25	+ ACCRUED INTEREST	10,405	45,496
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(97,041)	(474,173)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,223,477)	332,042
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	529,890	478,073
e29	+ (-)DECREASE (INCREASE) IN IN OTHER ACCOUNT RECEIVABLES	815,332	(142,571)
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	174,100	(1,379,700)
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	(349,028)	687,200
e32	+ (-) INCOME TAXES PAID OR RETURNED	(43,858)	(449,217)

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(191,117)	(144,649)
e33	(-) PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(193,755)	(165,604)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	0
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	8,159	20,955
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	(5,521)	0

e10	NET CASH FRON FINANCING ACTIVITIES	(128,567)	(43,154)
e45	+ BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	250,022	0
e48	(-) BANK FINANCING AMORTIZATION	0	(8,777)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(369,504)	0
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	(9,085)	(21,270)
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	(13,107)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.85)	$ 0.52
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ (0.85)	$ 0.52
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 37.89	$ 39.03
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.81 times	0.92 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	(36.04) times	52.13 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**)	TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	4.88%	5.55%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	(2.03)%	1.54%
p03	NET INCOME TO TOTAL ASSETS (**)	(1.55)%	1.12%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.88 times	0.71 times
p07	NET SALES TO FIXED ASSETS (**)	2.52 times	2.20 times
p08	INVENTORIES TURNOVER (**)	2.68 times	1.39 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40 days	41 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.18%	7.00%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	23.46%	27.64%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.31 times	0.38 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	40.34%	23.52%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	105.66 times	22.02 times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.74 times	2.59 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.73 times	3.22 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.05 times	1.21 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.10 times	1.59 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	91.25%	41.04%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
DIRECTOR REPORT

CONSOLIDATED

Nine-Month Period Ended September 30, 2010 compared to September-Month Period Ended September 30, 2009

Net Sales

Net sales increased 33% to Ps. 18,942 million in the nine-month period ended September 30, 2010 compared to Ps. 14,277 million in the same period of 2009. Shipments of finished steel products increase 13% to 1 719 thousand tons in the nine-month period ended September 30, 2010 compared to 1,528 thousand tons in the same period of 2009. Total sales outside of Mexico in the nine-month period ended September 30, 2010 increase 75% to Ps. 10,683 million, compared with Ps. 6,108 million in the same period of 2009, while total sales in Mexico increased 1% from Ps. 8,169 million in the nine-month period ended September 30, 2009 to Ps. 8,259 millions in the same period of 2010. The increase in sales is due to an increase shipments during the nine-month period ended September 30, 2010, compared to the same period in 2009 (191 thousand tons increase). The average price of steel products increased 18% in the nine-month period ended September 30, 2010 compared with the same period of 2009.

Direct Cost of Sales

Direct cost of sales increased 40% from Ps. 11,610 million in the nine-month period ended September 30, 2009 to Ps. 16,283 million in the same period of 2010. Direct cost of sales as a percentage of net sales represented 86% in the nine-month period ended September 30, 2010 compared to 81% in the same period of 2009. The average cost of raw materials used to produce steel products increased 25% in the nine-month period ended September 30, 2010 versus the same period of 2009, primarily as a result of increases in the price of scrap and certain other raw materials, and an increase in sales in The United States of America.

Marginal Profit

Marginal profit in the nine-month period ended September 30, 2010 was Ps. 2, 659 million compared to Ps. 2,667 million in the same period of 2009. Marginal profit as a percentage of net sales in the nine-month period ended September 30, 2010 was 14% compared to 19% in the same period of 2009. The decline in marginal profit is due to an increase in scrap and other raw materials during the nine- month period ended September 30, 2010 compared with the same period of 2009.

Operating Expenses

Operating expenses decreased 6% to Ps. 1,559 million in the nine-month period ended September 30, 2010 compared to Ps. 1,665 million in the same period of 2009, and represented 8% of net sales in the nine-month period ended September 30, 2010 and 12% of net sales in the same period of 2009.

Operating Income

Operating income increased 10% to Ps. 1,100 million for the nine-month period ended September 30, 2010 compared to Ps. 1,002 million in the same period of 2009. Operating income as a percentage of net sales was 6% in the nine-month period ended September 30, 2010 compared to 7% in the same period of 2009. The increase in operating income is due to an increase in shipments of 13% during the nine-month period ended September 30, 2010 compared with the same period of 2009.

EBITDA

The EBITDA in the nine month period ended September 30, 2010, increased 4% from Ps.1,814 million in 2009, to Ps 1,880 million in 2010. This is due to an increase in shipments of steel products during 2010.

Comprehensive Financial Cost

Comprehensive financial cost in the nine-month period ended September 30 2010 represented an expense of Ps. 88 million compared with an expense of Ps. 49 million in the same period of 2009. Net interest expenses were Ps. 2 million in the nine-month period ended September 30, 2010 compared with a net interest expenses of Ps. 24 million in the same period of 2009. At the same time, we registered an exchange loss of Ps. 86 million in the nine-month period ended September 30, 2010 compared with an exchange loss of Ps. 25 million in the same period of 2009, reflecting a 4% increase in the value of the peso versus the dollar in the nine-month period ended September 30, 2010.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 42 million in the nine-month period ended September 30, 2010 compared to other income net of Ps. 7 million in the same period of 2009.

Income Taxes

Income Taxes recorded a provision of Ps. 45 million in the nine-month period ended September 30, 2010 (including the income of deferred income tax of Ps. 19 million) compared to Ps. 168 million in the same period of 2009 (including the provision of Ps. 15 million of deferred income taxes).

Net Income

As a result of the foregoing, net income decreased by 9% to Ps. 1,069 million in the nine-month period ended September 30, 2010 from Ps. 1,169 million in the same period of 2009.

Liquidity and Capital Resources

As of September 30, 2010, Simec's total consolidated debt consisted of U.S. $ 302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on September 30, 2010 was U.S. $438,819). As of December 31, 2009, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (" MTN's") due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

Comparative third quarter 2010 vs second quarter 2010

Net Sales

Net sales decreased 3% from Ps. 6,367 million in the second quarter of 2010 to Ps. 6,182 million for the third quarter of 2010. Sales in tons are similar in both quarters, finished steel in third quarter was 556 thousand tons compared with 558 thousand tons in the second quarter of 2010. The total sales outside of Mexico for the third quarter of 2010 decreased 5% to Ps. 3,553 million compared with Ps. 3,749 million in the second quarter of 2010. Total sales in Mexico are similar to 2,629 million in the third quarter of 2010 compared Ps. 2,618 million in the second quarter of 2010. Prices of finished products sold in the third quarter of 2010 decreased approximately 3% compared to the second quarter of 2010.

Direct Cost of Sales

Direct cost of sales was Ps. 5,503 million in the second quarter of 2010 to Ps. 5,511 million for the third quarter of 2010. With respect to sales, in the third quarter of 2010, the direct cost of sales represents 89% compared to 86% for the second quarter of 2010. The average cost of raw materials used to produce steel products increased 1% in the third quarter of 2010 versus the second quarter of 2010, primarily as a result of increases in the price of scrap and certain other raw materials and increase in sales in the United States of America.

Marginal Profit

Marginal profit for the third quarter of 2010 decreased 22% to Ps. 671 million compared to Ps. 864 million in the second quarter of 2010. The marginal profit as a percentage of net sales for the third quarter of 2010 was 11% compared with 14% for the second quarter of 2010. The decline in marginal profit is due to the increase in the cost of raw materials used to produce steel products in the third quarter of 2010 versus the second quarter of 2010.

Operating Expenses

Operating expenses increased 11% to Ps. 551 million in the third quarter of 2010 compared to Ps. 496 million for the second quarter of 2010. Operating expenses as a percentage of net sales represented 9% during the third quarter of 2010 and 8% during the second quarter of 2010.

Operating Income

Operating income decreased 67% from an operating income of Ps. 368 million in the second quarter of 2010 to Ps. 120 million of operating income for the third quarter of 2010. The operating income as a percentage of net sales in the third quarter of 2010 was 2% compared to 6% in the second quarter of 2010. The decrease in operating income is due to the increase in the cost of raw materials used to produce steel products in the third quarter of 2010 versus the second quarter of 2010 and more sales in the United States of America.

EBITDA

The EBITDA in the third quarter of 2010 decreased 39% from Ps. 629 million in the second quarter of 2010 to Ps. 381 million in the third quarter of 2010. The decrease in the EBITDA is due to the above explanation.

Comprehensive Financial Income (Cost)

Comprehensive financial for the third quarter for 2010 was an expense of Ps. 50 million compared with an expense of Ps. 14 million for the second quarter of 2010 net interest expense in the third quarter was of Ps 5 million, while in the second quarter the interest was zero. At the same time we registered an exchange loss of Ps. 45 million in the third quarter of 2010 compared with an exchange loss of Ps. 14 million in the second quarter of 2010.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 6 million in the third quarter of 2010 compared to other net expenses of Ps. 46 million for the second quarter of 2010.

Income Taxes

Income Taxes for the third quarter of 2010 was an expense of Ps. 58 million ( including an expense tax deferred for Ps. 27 million) compared to Ps. 34 million of income for the second quarter of 2010, (including an income tax deferred income of Ps. 44 million).

Net Income

As a result of the foregoing, net income was Ps. 106 million in the third quarter of 2010 compared to Ps. 393 million of net income in the second quarter of 2010.

Comparative third quarter 2010 vs third quarter 2009

Net Sales

Net sales increased 23% from Ps. 5,035 million for the third quarter of 2009 to Ps. 6,182 million for the third quarter of 2010. Sales in tons of finished steel in the third quarter of 2010 were 556 thousand tons versus to 551 thousand tons in the third quarter of 2009. The total sales outside of Mexico for the third quarter of 2010 increased 51% to Ps. 3,553 million compared with Ps. 2,348 million for the third quarter of 2009. Total sales in Mexico were Ps. 2,629 million in the third quarter of 2010 to Ps. 2,687 million in the third quarter of 2009. Prices of finished products sold in the third quarter of 2010 increased approximately 22% compared to the third quarter of 2009.

Direct Cost of Sales

Direct cost of sales increased 30% from Ps. 4,243 million in the third quarter of 2009 to Ps. 5,511 million for the third quarter of 2010. With respect to sales, in the third quarter of 2010, the direct cost of sales represents 89% compared to 84% for the third quarter of 2009. The average cost of raw materials used to produce steel products increased 29% in the third quarter of 2010 versus the third quarter of 2009, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the third quarter of 2010 decreased 15% to Ps. 671 million compared to Ps. 792 million in the third quarter of 2009. The marginal profit as a percentage of net sales for the third quarter of 2010 was 11% compared with 16% for the third quarter of 2009. The decline in marginal profit is due to increase of scrap and raw materials.

Operating Expenses

Operating expenses increased 3% to Ps. 551 million in the third quarter of 2010 compared to Ps. 537 million for the third quarter of 2009. Operating expenses as a percentage of net sales represented 9% during the third quarter of 2010 and 11% during the third quarter of 2009.

Operating Income

Operating income decreased 53% from an operating income of Ps. 255 million in the third quarter of 2009 to Ps. 120 million in the third quarter of 2010. The operating income as a percentage of net sales in the third quarter of 2010 was 2% compared to 5% in the third quarter of 2009. The decrease in operating income is due to increases in scrap and other raw materials price.

EBITDA

The EBITDA from the third quarter of 2010 decreased 27% from Ps 522 million in the third quarter of 2009 to Ps 381 million in the third quarter of 2010.

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the third quarter of 2010 was an expense of Ps. 50 million compared with an income of Ps 11 million in the third quarter of 2009. Net interest expense was Ps. 5 million in the third quarter of 2010 compared with Ps. 13 million of net interest expense in the third quarter of 2009. At the same time we registered an exchange loss of Ps. 45 million in the third quarter of 2010 compared with an exchange gain of Ps. 24 million in the third quarter of 2009.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 6 million in the third quarter of 2010 compared with other income net of Ps. 7 million for the third quarter of 2009.

Income Taxes

Income Taxes for the third quarter of 2010 was an expense of Ps. 58 million ( including a provision of deferred income tax of Ps 27 million), compared to Ps. 7 million of income for the third quarter of 2009, (including a provision of deferred income tax of Ps. 15 million).

Net Income

As a result of the foregoing, net income was Ps. 106 million in the third quarter of 2010 compared to Ps. 348 million of net income in the third quarter of 2009.

Millions of pesos	Nine months ended September 30, 2010	Nine months ended September 30, 2009	2010 vs. 2009
Sales	18,942	14,277	33%
Cost of Sales	16,283	11,610	40%
Marginal Profit	2,659	2,667	0%
Operating Expenses	1,559	1,665	(6%)
Operating Income	1,100	1,002	10%
EBITDA	1,880	1,814	4%
Net Profit	925	793	17%
Sales outside Mexico	10,683	6,108	75%
Sales in Mexico	8,259	8,169	1%
Total sales (tons)	1,719	1,528	13%

(Millions of pesos)	3Q '10	2Q '10	3Q '09	3Q'10 vs 2Q'10	3Q'10 vs 3Q'09
Sales	6,182	6,367	5,035	(3%)	23%
Cost of Sales	5,511	5,503	4,243	0%	30%
Marginal Profit	671	864	792	(22%)	(15%)
Operating Expenses	551	496	537	11%	3%
Operating Income	120	368	255	(67%)	(53%)
EBITDA	381	629	522	(39%)	(27%)
Net Profit	6	342	267	(98%)	(98%)
Sales outside Mexico	3,553	3,749	2,348	(5%)	51%
Sales in Mexico	2,629	2,618	2,687	0%	(2%)
Total sales (tons)	556	558	551	0%	1%

	Thousands of tons nine months ended September	Million of pesos nine months ended September	Average price per ton nine months ended September	Thousands of tons nine months ended September	Million of pesos nine months ended September	Average price per ton nine months ended September
Product	30, 2010	30, 2010	30, 2010	30,2009	30, 2009	30, 2009
SBQ	926	12,006	12,965	739	8,003	10,829
Light
Structural	793	6,936	8,747	789	6,274	7,952

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
FINANCIAL STATEMENT NOTES
CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF).

b. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries’ inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- During 2010, 2009 and 2008 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2010, 2009 and 2008 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income.The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of September 30, 2010 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.
- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.
- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period
- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at September 30, 2010 sales of ten customers accounted for approximately 25% of the

Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:
As of September 30, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.8 million (accrued interest on September 30, 2010 was U.S. $438,819, or Ps. 5.5 million). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

(3) Commitments and contingent liabilities: a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5,303 (U.S. $424,207) at September 30, 2010, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR:2010
GRUPO SIMEC, S.A.B. DE C.V.
RELATIONS OF SHARES INVESTMENTS
CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Productos de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Arrendadora Norte de Matamoros	Land		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2	Production and sales of steel products		99.99
Simec International 3	Production and sales of steel products		99.99
Simec International 4	Production and sales of steel products		99.99
Simec International 5	Production and sales of steel products		99.99
Simec International 6	Production and sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Simec Steel	Sales of steel products		100.00
Pacific Projects	Administrative services		100.00
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00
TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2010

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Year s	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More
BANKS
			0	0	0	0	0	0	0	0	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,775	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,775	0	0	0	0	0
SUPPLIERS
Various			474,116	0	0	0	0	0	1,563,155	0	0	0	0	0
TOTAL SUPPLIERS			474,116	0	0	0	0	0	1,563,155	0	0	0	0	0
OTHER LOANS WITH COST		0.25							616,609
TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST
Various	289,582	0	0	0	0	0	395,617	0	0	0	0	0	0
TOTAL	289,582	0	0	0	0	0	395,617	0	0	0	0	0	0

TOTAL	763,698	0	0	0	0	0	2,579,156	0	0	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at September 30, 2010 was Ps. 12.5011

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	411,329	5,142,064	88	1,101	5,143,165

LIABILITIES POSITION	206,314	2,578,409	51	696	2,579,105
SHORT TERM LIABILITIES POSITION	206,314	2,578,409	51	696	2,579,105
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	205,015	2,563,655	37	405	2,564,060

NOTES
THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2010 WAS PS. 12.5011

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)	Current assets to current liabilities must be 1.0 times or more.

B)	Total liabilities to total assets do not be more than 0.60.

C)	Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A)	Accomplished the actual situation is 3.73 times.

B)	Accomplished the actual situation is 0.23

C)	Accomplished the actual situation is 24.68

As of September 30, 2010, the remaining balance of the MTNs not exchanged amounts to Ps. 3,775 ($302,000 dollars).

C.P. Adolfo Luna Luna
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	78.40
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	62.32
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	78.53
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	71.30
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	42.00
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	72.70
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	63.10
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	42.40
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	60.60
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	600	87.80

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
MAIN RAW MATERIALS
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	37.52
SCRAP	VARIOUS	PLANTS IN MEXICO			54.80
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.72
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	12.18
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.35
PLANTS IN USA		ELECTRODES	VARIOUS	NO	2.65

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	665	5,572,203
SPECIAL PROFILES	267	2,686,775

T O T A L		8,258,978

FOREIGN SALES		10,682,589
TOTAL		18,941,567

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	129	1,279,258
SPECIAL PROFILES	58	653,198
OTHERS	0	84,133

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	600	8,666,000

T O T A L		10,682,589

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT SEPTEMBER 30, 2010, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	240,254
PROJECTS IN MEXICALI	3,661
PROJECTS IN TLAXCALA	159,005
PROJECTS IN GUADALAJARA	20,502
PROJECTS IN SAN LUIS POTOSI	19,979

TOTAL INVESTMENT AT
SEPTEMBER 30, 2010	443,401

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
INFORMATION RELATED TO BULLETIN B-15
CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	3	YEAR:	2010
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:	497,709,214

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	3	YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. ADOLFO LUNA LUNA
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT OCTOBER 29 OF 2010.